

May 20, 2009

Mail Stop 7010

<u>Via U.S. mail</u>

Peter L. Hauser
Chief Executive Officer and Chairman of the Board
Entrx Corporation
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402

Re: **Entrx Corporation**
        Preliminary Proxy Statement on Schedule 14A Amendment No.3
        Filed on March 11, 2009
        File No.: 000-02000

        Schedule 13E-3 Amendment No.5
        Filed on May 18, 2009
        File No.: 005-15818

Dear Mr. Hauser:

    We have completed our review of the filings listed above. We have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, to Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713.

                    Sincerely,

                    Pamela A. Long
                    Assistant Director

cc: **<u>Via Facsimile @ (612) 338-0535</u>**
        Roger H. Frommelt, Esq.
        Felhaber, Larson, Fenlon & Vogt, P.A.
        220 South Sixth Street, Suite 2200
        Minneapolis, MN 55402